Exhibit 12.1

	For the Fiscal Years Ended September 30,
	2009	2008	2007	2006	2005
	(in thousands, except ratios)
Income from continuing operations before minority interests	$117,352	$146,531	$171,898	$154,350	$22,925
Fixed charges	132,691	128,861	126,975	123,553	116,134
Amortization of capitalized interest	2,263	1,287	1,945	3,186	3,276
Capitalized interest	(1,062)	(6,548)	(1,673)	(1,180)	(21)
Minority interests	1,992	2,729	648	420	514

Earnings	$253,236	$272,860	$299,793	$280,329	$142,828

Interest expense, net of capitalized interest	$101,407	$88,962	$90,528	$87,952	$84,905
Capitalized interest	1,062	6,548	1,673	1,180	21
Amortization of debt issuance costs	8,282	4,831	3,835	2,976	3,106
Interest portion of rental expense (1)	1,515	1,435	1,145	738	636
Accretion of discount to the relinquishment liability	20,425	27,085	29,794	30,707	27,466

Total fixed charges	$132,691	$128,861	$126,975	$123,553	$116,134

Ratio of earnings to fixed charges	1.91	2.12	2.36	2.27	1.23

(1)	A 10.0% factor was utilized to calculate the interest portion of rental expense, which the Authority believes to be a reasonable approximation.